UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                        Sizeler Property Investors, Inc.
                                (Name of Issuer)

                   Common Stock, par value $0.00001 per share
                         (Title of Class of Securities)

                                   830137-10-5
                      (CUSIP Number of Class of Securities)

                                  K. (Rai) Sahi
                              Morguard Corporation
                        55 City Centre Drive, Suite 1000
                             Mississauga, ON L5B 1M3
                                 (905) 281-4800

                                  Paul Miatello
                       Revenue Properties Company Limited
                         55 City Centre Drive, Suite 800
                             Mississauga, ON L5B 1M3
                                 (905) 281-3800

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 August 7, 2006
         (Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                                  Schedule 13D
                                                         CUSIP No.  830137-10-5
--------- ----------------------------------------------------------------------
(1)       Name of Reporting Person:
          Revenue Properties (U.S.) Inc.
          S.S. or I.R.S. Identification No. of Above Person

--------- ----------------------------------------------------------------------
(2)       Check the Appropriate Box if a Member of a Group:     (a) |_|
                                                                (b) |_|
--------- ----------------------------------------------------------------------
(3)       SEC Use Only
--------- ----------------------------------------------------------------------
(4)       Source of Funds:
          WC, BK
--------- ----------------------------------------------------------------------
(5)       Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e):                          |_|
--------- ----------------------------------------------------------------------
(6)       Citizenship or Place of Organization:
          Delaware
-------------------- ----------------- -----------------------------------------
    Number of        (7)               Sole Voting Power:
    Shares
  Beneficially       ----------------- -----------------------------------------
                     (8)               Shared Voting Power:
    Owned by                           2,123,600
                     ----------------- -----------------------------------------
     Each            (9)               Sole Dispositive Power:
   Reporting         ----------------- -----------------------------------------
                     (10)              Shared Dispositive Power:
  Person With                          2,123,600
--------- ----------------------------------------------------------------------
(11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
          2,123,600
--------- ----------------------------------------------------------------------
(12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                    |_|

--------- ----------------------------------------------------------------------
(13)      Percent of Class Represented by Amount in Row (11):
          9.9%
--------- ----------------------------------------------------------------------
(14)      Type of Reporting Person:
          CO
--------- ----------------------------------------------------------------------

                                  Schedule 13D
                                                        CUSIP No.  830137-10-5
--------- ----------------------------------------------------------------------
(1)       Name of Reporting Person:
          Revenue Properties Company Limited
          S.S. or I.R.S. Identification No. of Above Person

--------- ----------------------------------------------------------------------
(2)       Check the Appropriate Box if a Member of a Group:     (a) |_|
                                                                (b) |_|
--------- ----------------------------------------------------------------------
(3)       SEC Use Only
--------- ----------------------------------------------------------------------
(4)       Source of Funds:
          OO
--------- ----------------------------------------------------------------------
(5)       Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e):                           |_|
--------- ----------------------------------------------------------------------
(6)       Citizenship or Place of Organization:
          Ontario
-------------------- ----------------- -----------------------------------------
   Number of         (7)               Sole Voting Power:
    Shares
  Beneficially       ----------------- -----------------------------------------
                     (8)               Shared Voting Power:
    Owned by                           2,123,600
                     ----------------- -----------------------------------------
     Each            (9)               Sole Dispositive Power:
   Reporting         ----------------- -----------------------------------------
                     (10)              Shared Dispositive Power:
  Person With                          2,123,600
--------- ----------------------------------------------------------------------
(11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
          2,123,600
--------- ----------------------------------------------------------------------
(12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                    |_|

--------- ----------------------------------------------------------------------
(13)      Percent of Class Represented by Amount in Row (11):
          9.9%
--------- ----------------------------------------------------------------------
(14)      Type of Reporting Person:
          CO
--------- ----------------------------------------------------------------------

                                  Schedule 13D
                                                          CUSIP No.  830137-10-5
--------- ----------------------------------------------------------------------
(1)       Name of Reporting Person:
          Morguard Corporation
          S.S. or I.R.S. Identification No. of Above Person

--------- ----------------------------------------------------------------------
(2)       Check the Appropriate Box if a Member of a Group:     (a) |_|
                                                                (b) |_|
--------- ----------------------------------------------------------------------
(3)       SEC Use Only
--------- ----------------------------------------------------------------------
(4)       Source of Funds:
          OO
--------- ----------------------------------------------------------------------
(5)       Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e):                           |_|
--------- ----------------------------------------------------------------------
(6)       Citizenship or Place of Organization:
          Canada
-------------------- ----------------- -----------------------------------------
   Number of         (7)               Sole Voting Power:
    Shares
  Beneficially       ----------------- -----------------------------------------
                     (8)               Shared Voting Power:
    Owned by                           2,123,600
                     ----------------- -----------------------------------------
     Each            (9)               Sole Dispositive Power:
   Reporting         ----------------- -----------------------------------------
                     (10)              Shared Dispositive Power:
  Person With                          2,123,600
-------------------- ----------------- -----------------------------------------
(11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
          2,123,600
--------- ----------------------------------------------------------------------
(12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                    |_|
--------- ----------------------------------------------------------------------
(13)      Percent of Class Represented by Amount in Row (11):
          9.9%
--------- ----------------------------------------------------------------------
(14)      Type of Reporting Person:
          CO
--------- ----------------------------------------------------------------------

Item 1.  Security and Issuer

     This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D initially filed by the Reporting Persons on December 19, 2005, as amended by Amendment No. 1 filed on March 14, 2006 (the "Statement"). Information reported in the Statement remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 2. Capitalized terms used and not defined in this Amendment No. 2 shall have the meanings set forth in the Statement.

Item 2.  Identity and Background

     Item 2 of the Statement is hereby amended and supplemented as follows:

     Information with respect to the directors and executive officers of the Reporting Persons set forth in Annex A to the Statement is hereby amended and restated in its entirety as set forth in Annex A to this Amendment No. 2 and is incorporated herein by reference.

Item 4.  Purpose of Transaction

     Item 2 of the Statement is hereby amended and supplemented as follows:

     On August 7, 2006, RPCL and the Company entered into a letter of intent (the "LOI") for a proposed transaction pursuant to which RPUS or one of its affiliates, subject to the terms and conditions set out in the LOI, would purchase for cash all of the Company's Common Stock on a fully diluted basis (the "Transaction"). The estimated consideration payable to the Company's shareholders on a fully diluted basis will be approximately $324 million and approximately $96.6 million (estimated as of June 30, 2006) of existing Company liabilities will be assumed or paid off by RPUS or one of its affiliates. The Transaction is subject to the execution of a mutually acceptable definitive merger agreement, which the parties will seek to execute on or before August 17, 2006 (the "Merger Agreement"). The closing of the Transaction will be subject to approval by the Company's shareholders and other customary closing conditions. The closing of the Transaction will not be subject to any financing condition. There can be no assurance that a Merger Agreement can or will be signed or that a Transaction can or will be completed.

     The LOI restricts the Company and its subsidiaries and their respective directors, officers, employees, stockholders, financial advisors, lawyers, accountants or other retained representatives, for the period of negotiation of the Merger Agreement, from soliciting or engaging in discussions or negotiations with any other person, or furnishing any other person with information relating to among other things, any share acquisition, merger or other transaction the conclusion of which could reasonably be expected to impede, interfere with, prevent or materially delay the conclusion of the Transaction (a "Competing Transaction"). The Company is required to terminate any discussions or negotiations with any other person regarding a Competing Transaction and is required to notify RPCL promptly if any proposal regarding a Competing Transaction is made.

     The LOI, filed as Exhibit 2 to this Amendment No. 2, and the press release issued by the Reporting Persons on August 8, 2006, filed as Exhibit 3 to this Amendment No. 2, are each incorporated herein by reference.

     As a result of the consummation of the merger, the securities of the Company will be delisted from the New York Stock Exchange and termination of registration pursuant to Rule 12g-4 of the Exchange Act shall occur.

     Except as set forth above, the Reporting Persons have no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of
Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     Item 5 of the Statement is hereby amended and restated in its entirety as follows:

     (a) The Reporting Persons beneficially own, within the meaning of Rule 13d-3 under the Act, 2,123,600 shares of Common Stock. The Common Stock owned by the Reporting Persons constitute approximately 9.9% of the Common Stock outstanding (computed on the basis of 21,445,440 shares of Common Stock outstanding as at May 1, 2006, based on information contained in the Company's quarterly report on Form 10-Q filed on May 10, 2006).

     To the Reporting Persons' knowledge, except as set forth in Annex A to the Statement, other persons named in Item 2 do not beneficially own, within the meaning of Rule 13d-3 under the Act, any shares of Common Stock.

     (b) RPCL and Morguard may be deemed to share voting and dispositive power over 2,123,600 shares of Common Stock, which represents 9.9% of the outstanding Common Stock.

     (c) The trading dates, numbers of shares of Common Stock acquired and the prices per share for all transactions related to shares of Common Stock by the persons named in Item 2 for the last sixty (60) days are set forth in Annex B hereto and are incorporated herein by reference.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

     Letter of Intent between RPCL and the Company.

     See Item 4 of this Amendment No. 2 which is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1     Joint Filing Agreement*

Exhibit 2     Letter of Intent dated August 7, 2006

Exhibit 3     Press release dated August 8, 2006.



* Previously filed on March 14, 2006 with Amendment No. 1 to the original Statement on Schedule 13D.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 9, 2006

                                       MORGUARD CORPORATION


                                       By:  /s/  Beverley G. Flynn
                                          --------------------------------------
                                       Name:  Beverley G. Flynn
                                       Title: Secretary


                                       REVENUE PROPERTIES COMPANY LIMITED


                                       By:  /s/  Paul Miatello
                                          --------------------------------------
                                       Name:  Paul Miatello
                                       Title: C.F.O.


                                       REVENUE PROPERTIES (U.S.) INC.


                                       By:  /s/ Paul Miatello
                                          --------------------------------------
                                       Name:  Paul Miatello
                                       Title: Vice President

                                     ANNEX A

     Unless otherwise indicated, the business address of the directors and executive officers of RPUS and RPCL is 55 City Centre Drive, Suite 800, Mississauga, ON L5B 1M3 and each occupation set forth opposite such person's name refers to employment with RPUS or RPCL, as the case may be. Unless otherwise indicated, the business address of the directors and executive officers of Morguard Corporation is 55 City Centre Drive, Suite 1000, Mississauga, ON L5B 1M3 and each occupation set forth opposite such person's name refers to employment with Morguard. To the knowledge of the Reporting Persons, none of their respective directors or executive officers has been convicted in a criminal proceeding or was or is subject to a civil judgment of the type described in clauses (d) or (e) of Item 2 of the Statement. Each of the directors and officers of the Reporting Persons is a citizen of Canada.

Directors of Revenue Property (U.S.) Inc..

                                                                                       Number of shares of
                                       Occupation and                                  Common Stock
Name                                   Business Address                                Beneficially Owned
----                                   ----------------                                ------------------
Paul Miatello                          Chief Financial Officer, Secretary of RPCL             ---


Executive Officers of Revenue Properties (U.S.) Inc.
----------------------------------------------------
                                                                                       Number of shares of
                                       Occupation and                                  Common Stock
Name                                   Business Address                                Beneficially Owned
----                                   ----------------                                ------------------
Paul Miatello                          Chief Financial Officer, Secretary of RPCL             ---


Directors of Revenue Properties Company Limited
-----------------------------------------------
                                                                                       Number of shares of
                                       Occupation and                                  Common Stock
Name                                   Business Address                                Beneficially Owned
----                                   ----------------                                ------------------
David A. King                          President, David King Corporation                      ---
                                       1 University Avenue, Suite 1400, Toronto, ON
                                       M5J 2P1

Wayne P.E. Mang                        President, Mang Enterprises                            ---
                                       1527 Bayshire Drive, Oakville, ON  L6H 6E5

K. (Rai) Sahi                          Chairman and Chief Executive Officer,                  ---
                                       Morguard




Bruce S. Simmonds                      Chief Executive Officer,                               ---
                                       Minacs Worldwide Inc.
                                       180 Duncan Mill Road, Toronto, ON  M3B 1Z6

Jack Winberg                           Chief Executive Officer, The Rockport Group           1,000
                                       Suite 307, 170 The Donway West, Toronto, ON
                                       M3C 2G3

Executive Officers of Revenue Properties Company Limited
--------------------------------------------------------
                                                                                       Number of shares of
                                       Occupation and                                  Common Stock
Name                                   Business Address                                Beneficially Owned
----                                   ----------------                                ------------------
K. (Rai) Sahi                          Chairman                                               ---

Frank Munsters                         Vice President                                         ---

Paul Miatello                          Chief Financial Officer and Secretary                  ---


Directors of Morguard Corporation
---------------------------------
                                                                                       Number of shares of
                                       Occupation and                                  Common Stock
Name                                   Business Address                                Beneficially Owned
----                                   ----------------                                ------------------
David A. King                          President, David King Corporation                      ---
                                       1 University Avenue, Suite 1400, Toronto, ON
                                       M5J 2P1

Wayne M.E. McLeod                      Consultant                                             ---
                                       2 Sagewood Drive, Toronto, ON  M3B 1T4

K. (Rai) Sahi(1)                       Chairman and Chief Executive Officer, Morguard         ---

David J. Thomson                       Corporate Director                                     ---
                                       33 Delisle Avenue, Toronto, ON  M4V 3C7




______________________

(1) Mr. Sahi indirectly owns or exercises control over common shares representing approximately 44% of the outstanding common shares of Morguard.




Paul A. Pearson                        Managing Principal                                     ---
                                       Pearson Partners Inc.
                                       610 Fifth Avenue
                                       New York, New York 10020

Timothy John Murphy                    Lawyer                                                 ---
                                       104 Riverdale Avenue
                                       Toronto Ontario M4K 1C3




Executive Officers of Morguard Corporation
------------------------------------------
                                                                                       Number of shares of
                                       Occupation and                                  Common Stock
Name                                   Business Address                                Beneficially Owned
----                                   ----------------                                ------------------
K. (Rai) Sahi                          Chairman and Chief Executive Officer                   ---

Donald W. Turple                       Vice President and Chief Financial Officer             ---

Stephen Taylor                         President and Chief Operating Officer,                 ---
                                       Morguard Investments Limited

Frank Munsters                         Vice President, Credit and Banking                     ---

Paul Miatello                          Vice President, Finance                                ---

Beverley G. Flynn                      General Counsel and Secretary                          ---



                                    ANNEX B

     The following transactions were effected by the persons named in Item 2 during the past sixty (60) days in open market transactions:

Bruce S. Simmonds
-----------------

                                              Shares of
Date of Transaction       Sale/Purchase       Common       Price Per Share
-------------------       -------------       Stock        ---------------
                                              -----

July 24, 2006             Sale                1,000        15.42

July 20, 2006             Sale                1,000        15.40

July 20, 2006             Sale                500          15.31

July 20, 2006             Sale                500          15.34 (average)
                                                           100 at 15.31
                                                           400 at 15.35

July 20, 2006             Sale                1,000        15.31

July 20, 2006             Sale                500          15.30

July 17, 2006             Sale                500          14.58

July 17, 2006             Sale                500          14.57

July 17, 2006             Sale                500          14.53

July 17, 2006             Sale                500          14.55

July 17, 2006             Sale                1,000        14.40

EXHIBIT INDEX



Exhibit 1         Joint Filing Agreement*

Exhibit 2         Letter of Intent dated August 7, 2006

Exhibit 3         Press Release dated August 8, 2006
























* Previously filed on March 14, 2006 with Amendment No. 1 to the original Statement on Schedule 13D.